FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2012

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2012 and incorporated by reference herein is the Registrant's immediate report dated August 15, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: August 15, 2012

PRESS RELEASE

Formula Systems Reports Record-breaking Revenues of $186 Million for the Second Quarter of 2012, with 12% Growth Year-over-Year

Second Quarter Non-GAAP Net Income Increased by 19% Year-Over-Year to Reach $7.6 Million

Or Yehuda, Israel, August 15, 2012 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the second quarter of 2012.

Financial Highlights for the Six-Month Period Ended June 30, 2012

•	Revenues for the six-month period ended June 30, 2012, increased 13% to $364.4 million compared to $321.8 million in the same period last year.

•	Operating income for the six-month period ended June 30, 2012, increased 8% to $27.8 million compared to $25.7 million in the same period last year; Non-GAAP operating income for the six-month period ended June 30, 2012, increased 21% to $35.4 million compared to $29.2 million in the same period last year.

•	Net income for the six-month period ended June 30, 2012, increased 29% to $11.8 million compared to $9.2 million in the same period last year; Non-GAAP net income for the six-month period ended June 30, 2012, increased 49% to $18.5 million compared to $12.4 million in the same period last year

•	Formula’s consolidated cash and short term and long term investments in marketable securities totaled approximately $126.0 million, as of June 30, 2012.

•	Total equity on June 30, 2012 was $448.7 million, representing 54% of the total balance sheet.

Financial Highlights for the Second Quarter Ended June 30, 2012

•	Revenues for the second quarter ended June 30, 2012, increased 12% to $186.1 million compared to $165.9 million in the same period last year. Revenues for the second quarter of 2012 were negatively affected mainly by the devaluation of the U.S. dollar versus the New Israeli Shekel and the Euro in the amount of approximately $16.1 million in comparison to the same period last year.

•	Operating income for the second quarter ended June 30, 2012, increased 3% to $13.9 million, compared to $13.5 million in the same period last year. Operating income for the second quarter of 2012 was negatively affected by the devaluation of the U.S. dollar versus the New Israeli Shekel in the amount of approximately $0.6 million in comparison to the same period last year; Non-GAAP operating income for the second quarter ended June 30, 2012, increased 20% to $17.9 million, compared to $15.0 million in the same period last year.

•	Net income for the second quarter ended June 30, 2012, decreased 20% to $4.0 million compared to $5.0 million in the same period last year. Net income for the second quarter of 2012 was negatively affected mainly by the devaluation of the U.S. Dollar versus the New Israeli Shekel and the Euro in the amount of approximately $0.6 million in comparison to the same period last year; Non-GAAP Net income for the second quarter ended June 30, 2012, increased 19% to $7.6 million compared to $6.4 million in the same period last year.

Results

•	For the six-month period ended June 30, 2012, total revenues were $364.4 million, with net income of $11.8 million, or $0.84 per fully diluted share. This compares with revenues of $321.8 million and net income of $9.2 million, or $0.65 per fully diluted share, for the same period last year.

•	For the second quarter ended June 30, 2012, total revenues were $186.1 million, with net income of $4.0 million, or $0.28 per fully diluted share. This compares with revenues of $165.9 million and net income of $5.0 million, or $0.35 per fully diluted share, for the same period last year.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “The first half of 2012 was a very successful period for Formula, reflecting the continued strong performance of our subsidiaries, Matrix, Sapiens, and Magic. Despite an uncertain climate in the enterprise software industry and in the global economy in general, we continued to set new records for revenue and maintained our profitability. Moving forward, we plan to continue to nurture and strengthen our relationships with our customers and partners, developing our product portfolios and our business models to provide greater added value.”

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions

•	Research and development capitalization and related amortization

•	Share-based compensation and

•	Related tax effect

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited		Unaudited
Revenues	186,124	165,875	364,429	321,791
Cost of revenues	142,017	126,022	278,353	245,738
Gross profit	44,107	39,853	86,076	76,053
Research and development costs, net	2,772	1,535	5,211	3,220
Selling, general and administrative expenses	27,506	24,993	53,113	47,265
Other income, net	74	146	74	177
Operating income	13,903	13,471	27,826	25,745
Financial expenses, net	2,265	1,788	3,759	3,146
Income before taxes on income	11,638	11,683	24,067	22,599
Taxes on income	1,610	1,685	3,652	3,861
	10,028	9,998	20,415	18,738
Gain derived from consolidation of subsidiary and equity in gains (losses) of affiliated companies, net	-	103	3,719	(137)
Net income	10,028	10,101	24,134	18,601
Change in redeemable non-controlling interests	1,343	-	1,343	-
Net income attributable to non-controlling interests	4,666	5,089	10,970	9,412
Net income attributable to Formula's shareholders	4,019	5,012	11,821	9,189

Earnings per share (basic)	0.30	0.37	0.87	0.68
Earnings per share (diluted)	0.28	0.35	0.84	0.65

Number of shares used in computing earnings per share (basic)	13,596	13,497	13,596	13,481
Number of shares used in computing earnings per share (diluted)	13,808	13,679	13,778	13,663

FORMULA SYSTEMS (1985) LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited		Unaudited
GAAP operating income	13,903	13,471	27,826	25,745
Amortization of capitalized software and other intangible assets	4,901	2,878	9,374	5,442
Capitalization of software development	(2,026)	(2,579)	(4,128)	(5,023)
Stock-based compensation	1,169	1,188	2,357	3,009
Total adjustments to GAAP	4,044	1,487	7,603	3,428
Non-GAAP operating income	17,947	14,958	35,429	29,173

GAAP net income attributable to Formula's shareholders	4,019	5,012	11,821	9,189
Amortization of capitalized software and other intangible assets	4,901	2,878	9,374	5,442
Capitalization of software development	(2,026)	(2,579)	(4,128)	(5,023)
Stock-based compensation	1,169	1,188	2,357	3,009
Taxes on the above items	(463)	(128)	(904)	(226)
Total adjustments to GAAP	3,581	1,359	6,699	3,202
Non-GAAP net income attributable to Formula's shareholders	7,600	6,371	18,520	12,391

Non-GAAP earnings per share (basic)	0.55	0.43	1.35	0.89
Number of shares used in computing earnings per share (basic)	13,596	13,497	13,596	13,481

Non-GAAP earnings per share (diluted)	0.53	0.45	1.31	0.86
Number of shares used in computing earnings per share (diluted)	13,808	13,679	13,778	13,663

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	108,863	88,172
Marketable securities	14,002	14,347
Short-term deposits	397	5,170
Trade receivables	180,003	163,219
Other accounts receivable	39,373	36,085
Total current assets	342,638	306,993

LONG-TERM INVESTMENTS:
Marketable securities	2,762	2,746
Deferred Taxes	17,162	11,630
Investments in affiliated companies	2,850	77,107
Prepaid expenses and other accounts receivable	4,438	3,885
Total long-Term Investments	27,212	95,368

SEVERANCE PAY FUND	60,420	49,507

PROPERTY, PLANTS AND EQUIPMENT, NET	20,263	19,165

NET INTANGIBLE ASSETS AND GOODWILL	377,155	198,188

TOTAL ASSETS	827,688	669,221

CURRENT LIABILITIES:
Liabilities to banks	15,068	16,642
Debentures	15,731	31,472
Trade payables	43,112	40,344
Deferred revenues	46,342	22,653
Other accounts payable	80,287	70,054
Total current liabilities	200,540	181,165

LONG-TERM LIABILITIES:
Liabilities to banks and others	42,413	34,459
Debentures	15,027	15,246
Deferred revenue	1,752	2,094
Other long-term pyables	11,171	9,258
Accrued severance pay	77,387	63,321
Total long-term liabilities	147,750	124,378

REDEEMABLE NON-CONTROLING INTEREST	30,691	11,469

EQUITY
Formula shareholders' equity	229,251	218,668
Non-controlling interests	219,456	133,541
Total equity	448,707	352,209

TOTAL LIABILITIES AND EQUITY	827,688	669,221